Via Facsimile and U.S. Mail
Mail Stop 6010

June 12, 2007

Mr. Craig A. Tooman
Executive Vice President,
Finance, and Chief Financial Officer
Enzon Pharmaceuticals, Inc.
685 Route 202/206
Bridgewater, NJ 08807

Re: Enzon Pharmaceuticals, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2006
Filed March 2, 2007
File No. 0-12957

Dear Mr. Tooman:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Managements Discussion and Analysis of Financial Condition and Results of Operations

Write-down of goodwill and intangibles, page 46

1.   You indicate that you engaged an independent valuation specialist to assist management in its determination of the fair value of the Abelcet asset group and to test for impairment. This reference suggests to an investor that you are placing reliance on the firm, which the staff believes requires the firm be named in a '34 Act filing. Additionally, if the Form 10-K is incorporated by reference into a '33 Act registration statement, a consent from the valuation specialist must be provided in the '33 Act registration statement. Please advise.

Critical Accounting Policies and Estimates

Revenues, page 57

2.   Please provide us, in disclosure-type format, a roll forward of each item that reduces your gross revenue for the periods presented showing the following:
- Beginning balance,
- Current provision related to sales made in current period,
- Current provision related to sales made in prior periods,
- Actual returns or credits in current period related to sales made in current period,
- Actual returns or credits in current period related to sales made in prior periods, and
- Ending balance.

Schedule II, Valuation and Qualifying Accounts, page F-39

3.   Your Schedule II should depict the balance and activity in your allowance for doubtful accounts separately from that of chargebacks, returns and cash discounts. Please provide us, in disclosure-type format, a revised schedule.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish the letter to us via EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Mary Mast, Review Accountant, at (202) 551-3613 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant